SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL and American Airlines Upgrade to Exclusive Codeshare Agreement

São Paulo, September 15, 2021 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), (“GOL” or “Company”), Brazil’s largest airline, has agreed to expand its commercial cooperation with American Airlines Group Inc. (NASDAQ: AAL) (“American”) through an exclusive codeshare agreement (“Agreement”) for the next three years that will deepen the relationship between the two airlines. As part of the Agreement, GOL will receive an equity investment of US$200 million (R$1.05 billion) from American.

Through its exclusivity, the Agreement expands beyond the terms of the existing codeshare partnership between GOL and American, enhancing the travel opportunities for their passengers, the customer experience and the competitive position of GOL on routes connecting North and South America. In place since February 2020, the existing codeshare already represented the largest route network in the Americas, enabling the Company’s customers to travel seamlessly to more than 30 destinations in the U.S. The partnership flights currently operate in GOL’s hubs in São Paulo (GRU) and Rio de Janeiro (GIG), integrating 34 options of Brazilian and international routes, such as Montevideo, in Uruguay.

The completion of the Agreement and equity investment is subject to conditions, including the execution and delivery of definitive documentation and other customary closing conditions.

Exclusive Codeshare

“The exclusive codeshare agreement between two of the leading airlines in the Americas combines highly complementary route networks to offer customers a superior travel experience, due to the largest number of flights and destinations in North and South America,” said GOL CEO Paulo Kakinoff. “We believe that this will bolster GOL’s presence in international markets, accelerate our long-term growth, and maximize value for our shareholders. It adds to our confidence in the Company’s growth as the economy reopens and travel demand increases.”

GOL’s network services 63 destinations in Brazil as well as 140 international through codeshare agreements. The Company recently confirmed that Cancun (Mexico) and Punta Cana (Dominican Republic) will be its first international routes to reopen since the beginning of the Covid-19 pandemic. GOL will begin to operate flights on those routes by mid-November 2021.

Over the last 10 years, American has flown more than 14 million passengers between Brazil and the U.S., representing more than twice as much traffic as the next largest U.S. carrier. The combination of GOL’s leading network in Brazil and American’s leadership in the U.S.–Brazil market will maximize revenues through the increased connectivity and improved route options for Customers.

American Airlines President, Robert Isom, stated: “American has long been the leading U.S. carrier to South America and our exclusive partnership with GOL solidifies that leadership position. Our long-haul network marries seamlessly with GOL’s strong domestic network in Brazil and together, we will be able to offer customers flying to, through and from Brazil, access to the largest network with the lowest fares and the Americas’ biggest and best joint travel loyalty program.”

GOL’s Smiles and American’s AAdvantage loyalty programs will be partners in the largest frequent flyer program in the Americas with enhanced benefits coming in early 2022. This will include access for loyalty members to several benefits such as priority check-in, priority security, priority boarding, a larger checked baggage allowance, lounge access and preferred seats on both airlines. Customers may earn and redeem frequent flyer miles on both airlines.

The partnership between GOL and American also enables Customers to purchase connecting flights on both airlines using one reservation, in addition to creating a seamless ticketing, check-in, boarding and baggage check experience throughout an entire journey.

Equity Investment

American will invest US$200 million in 22.2 million newly issued preferred shares of GOL in a capital increase, for a 5.2% participation in the Company’s economic interest at a price of US$9.00 per preferred share (“PN” or “GOLL4”), equivalent to R$47.03 per PN as of 9/14/21 BRL/USD exchange rate. GOLL4’s closing price on 9/14/21 and average trading price during the second semester of 2019 were R$19.28 and R$35.68, respectively.

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GOL and American Airlines Upgrade to Exclusive Codeshare Agreement

Richard Lark, GOL’s CFO added: “The investment represents recognition by a major U.S. airline carrier of the Company’s value as the largest airline in Brazil with the best product. Further, the investment, when combined with the R$2.7 billion of long-term capital raised in 2Q21, brings the total long-term capital raised to over R$3.7 billion in the last six months, including over R$2.0 billion of new equity capital. This additional liquidity further enhances GOL’s financial flexibility while minimizing dilution to shareholders.”

All holders of the Company’s preferred shares, including in the form of ADRs, will be able to exercise their preemptive rights to subscribe for a portion of the newly issued shares proportionate to their existing shareholdings.

The detailed terms and conditions of the capital increase are expected to be approved by the Board of Directors of GOL and disclosed in due course, including the final amount in Brazilian reais of the capital increase, issuance price, the record date, and the periods and procedures for the exercise of preemptive rights by the shareholders of the Company.

The equity investment described herein is subject to certain terms and conditions set forth in a letter of intent and a term sheet entered into on the date hereof between GOL and American. The right to proportionally subscribe for preferred shares according to the preemptive rights referred to in this release has not been registered with the U.S. Securities and Exchange Commission and will not be offered or extended absent registration or an applicable exemption from registration requirements.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

Media Relations

Becky Nye, Montieth & Company

bnye@montiethco.com

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GOL and American Airlines Upgrade to Exclusive Codeshare Agreement

About GOL Linhas Aéreas Inteligentes S.A.

GOL is Brazil's largest airline, leader in the corporate and leisure segments. Since its founding in 2001, it has been the airline with the lowest unit cost in Latin America, which has enabled the democratization of air transportation. The Company has a strategic alliance with American Airlines and Air France-KLM, in addition to making available to Customers many codeshare and interline agreements, bringing more convenience and ease of connections to any place served by these partnerships. With the purpose of "Being First for Everyone", GOL offers the best travel experience to its passengers, including: the largest inventory of seats and the most legroom; the most complete platform with internet, movies and live TV; and the best loyalty program, SMILES. In cargo transportation, GOLLOG delivers parcels to various regions in Brazil and abroad. The Company has a team of 15,000 highly qualified airline professionals focused on Safety, GOL's number one value, and operates a standardized fleet of 127 Boeing 737 aircraft. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

About American Airlines Group Inc.

American Airlines and American Eagle offer an average of nearly 6,700 flights per day to nearly 350 destinations in more than 50 countries. American has hubs in Charlotte, Chicago, Dallas/Fort Worth, Los Angeles, Miami, New York, Philadelphia, Phoenix, and Washington, D.C. American is a founding member of the oneworld® alliance, whose members serve more than 1,000 destinations with about 14,250 daily flights to over 150 countries. Shares of American Airlines Group Inc. trade on NASDAQ under the ticker symbol AAL. In 2015, its stock joined the S&P 500 index. American’s purpose is to care for people on life’s journey. Shares of American Airlines Group Inc. trade on Nasdaq under the ticker symbol AAL and the Company’s stock is included in the S&P 500. Learn more about what’s happening at American by visiting news.aa.com and connect with American on Twitter @AmericanAir and at Facebook.com/AmericanAirlines.

Disclaimer

The information contained in this press release has not been subject to any independent audit or review and contains “forward-looking” statements, estimates and projections that relate to future events, which are, by their nature, subject to significant risks and uncertainties. All statements other than statements of historical fact contained in this press release including, without limitation, those regarding GOL’s future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which GOL operates or is seeking to operate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “will”, “may”, “project”, “estimate”, “anticipate”, “predict”, “seek”, “should” or similar words or expressions, are forward-looking statements. The future events referred to in these forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL’s control, that may cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward-looking statements are based on numerous assumptions regarding GOL’s present and future business strategies and the environment in which GOL will operate in the future and are not a guarantee of future performance. Such forward-looking statements speak only as at the date on which they are made. None of GOL or any of its affiliates, officers, directors, employees and agents undertakes any duty or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law. None of GOL or any of its affiliates, officers, directors, employees, professional advisors and agents make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario. Although GOL believes that the estimates and projections in these forward-looking statements are reasonable, they may prove materially incorrect and actual results may materially differ. As a result, you should not rely on these forward-looking statements.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer